

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Mark C. Jaksich
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, NE 68154-5215

> **Re: Valmont Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 25, 2014**
> **File No. 1-31429**

Dear Mr. Jaksich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business, page 3

Irrigation Segment, page 8

1.   You disclose on page 9 that your customers' purchase decisions for irrigation equipment are affected, in part, by commodity prices. You also indicate on page 13 that lower levels of farm income has historically reduced demand for your mechanized irrigation and tubing products. We further note that on page 34 of your Form 10-Q for the period ended March 29, 2014, you cited lower expected net farm income in 2014 as a reason for the significant decline in first quarter 2014 North American sales volume within the Irrigation segment. In your first quarter 2014 earnings call on April 23, 2014, your CEO indicated that a sharp drop in commodity prices led to this lower than expected net farm income. Please tell us the extent to which you have identified any specific commodities whose price fluctuations tend to have a more direct impact upon your irrigation equipment sales. If applicable, please tell us how you considered disclosing the

relationship between changes in those specific commodity prices and your sales trends for irrigation equipment.

2.   Please tell us the basis for your statement on page 9 that you believe you are the leader of the four main participants in the mechanized irrigation business.

Backlog, page 10

3.   Please show us how you will revise your future filings to explain the criteria you use to determine when an order is considered firm and therefore included in your backlog.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

Liquidity and Capital Resources, page 35

4.   Your risk factor disclosure on page 18 infers that you may need to get approval from the trustee of your United Kingdom defined benefit pension plan before repatriating any funds. Please show us how you will revise your future filings to quantify the amount of undistributed foreign earnings that are subject to third party restrictions on the Company's ability to repatriate. Please ensure that your revised disclosures describe the nature of any such restrictions.

Audited Consolidated Financial Statements

Income Taxes, page 62

5.   You disclose on page 64 that approximately $31 million of your deferred income tax assets pertain to your defined benefit pension liability. Please supplementally quantify the amount, if any, of your valuation allowance that is applicable to these deferred tax assets. Please also tell us how you considered the impact of your recent reduction in ownership interest and the resulting deconsolidation of Delta EMD Pty. Ltd. in determining that these deferred tax assets were recoverable as of December 28, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief